UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022.

Commission File Number: 001-39904

HUADI International group Co., Ltd.

(Translation of registrant’s name into English)

No. 1688 Tianzhong Street, Longwan District,
Wenzhou, Zhejiang Province
People’s Republic of China 325025
Tel: +86-057786598888
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 8, 2022, Ms. Qin Li tendered her resignation as the Chief Financial officer of Huadi International Group Co., Ltd. (the “Company”). Ms. Qin Li’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On December 8, 2022, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Jianping Xiang was appointed as the Chief Financial Officer of the Company, effective December 8, 2022.

The biographical information of Mr. Jianping Xiang is set forth below:

Mr. Jianping Xiang has about two decades of experience serving as the Chief Financial Officer of Huadi Steel Group Limited, a People’s Republic of China’s (the “PRC”) subsidiary wholly owned by the Company since January 1, 2003. He is responsible for supervising and managing the accounting department of Huadi Steel Group Limited. He worked as the Chief Executive Officer of Wenzhou Jianeng Printing Equipment Co., Ltd. from January 2014 to December 2016, during which he was responsible for expansion of market, decision making and review of audit reports. He had been a Managing Accountant of Huadi Steel Group Limited from January 2002 to December 2002, during which he was responsible for budget controlling and contract management. He had been an Assisting Accountant of Huadi Steel Group Limited from September 1999 to December 2001, during which he was responsible for preparation of audit reports and compliance of auditing rules according to PRC law. Mr. Xiang holds a certificate for Intermediate Accountant in PRC since 1999. Mr. Xiang graduated with a master’s degree in Business Administration in Finance from Universidad Catolica San Antonio in 2022 and a bachelor’s degree in Accounting from Jiangxi University of Finance and Economics in 1998.

Mr. Xiang does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On December 8, 2022, Mr. Xiang entered into an employment agreement with the Company and agreed to receive an annual compensation of $30,000 in cash and 20,000 shares of the Company’s ordinary shares. The employment agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 10.1.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 10.1	Employment Agreement between Huadi International Group Co., Ltd. and Xiang Jianping, dated December 8, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2022	HUADI INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer

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